Johnny Albaugh

Highlights of Qualifications

Completed Bachelor of Science at OSU for a degree in Computer Science and Engineering. Experience with complex computer programs used to control video games with object oriented programming, skill with code to store data, skill with algorithms, skill in digital graphic design, general reliability, skill in using Microsoft Office programs

COMPUTER PROGRAMMING

➢ Programming Skills	C++	C
➢ Java	C#	Python
➢ Microsoft Office	Object Oriented Programming	Digital Graphic Design
➢ Mathematical Logic	Unity	

Professional Experience

Customer Service Representative 2006-Present

McDonald's

- Constructing orders with computer user interface
- Takes orders from customers
- Cashier Skills

Education

High School Graduate GPA: 4.0

G.E.D.

Diploma from Institute of Children's Literature

Associates Degree of Arts and Sciences from Columbus State Community College – Magna Cum Laude

Bachelor of Science from OSU – Computer Science and Engineering

Honors/Achievements

Achieved the rank of Eagle Scout in Boy Scouts of America with bronze palm

Received Citation Award in the AWANA program